December 21, 2004


J. Richard George
President and Chief Executive Officer
Calypte Biomedical, Inc.
5000 Hopyard Road, Suite 480
Pleasanton, California 94588

Re:	Calypte Biomedical, Inc.
      Amendment No. 1 to Registration Statement on Form SB-2
		Filed December 20, 2004
		File No. 333-119646

Dear Mr. George:

      This is to advise you that the staff has reviewed only those portions of your registration statement that relate to the comments below. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
You may decide it is appropriate to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 5.1
1. Given that the shares being registered for resale have been issued, it is not appropriate for counsel to assume that the shares,
"when issued," will be duly authorized, validly issued, fully paid and non-assessable. Similarly, it is not appropriate for counsel to assume that the stock certificates are executed and delivered. Please remove these assumptions.
2. Please remove the assumption that the registration statement "remains effective" during the period that the shares are offered and sold, as that assumption does not appear to be relevant to counsel`s opinion that the shares are validly issued, fully paid and non-assessable.
3. We note that counsel has assumed that the full consideration stated in the License Agreement was received by the company. Please either revise to delete this assumption or supplementally explain why it is appropriate for counsel to make this assumption, given that counsel is opining that the shares are fully paid.
4. Counsel may not assume that Delaware law is the same as New York law. Please remove this assumption.
5. Please clarify that counsel`s reference to "General Corporation Law of the State of Delaware" includes the statutory provisions as well as all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.
6. The penultimate paragraph implies that shareholders are not entitled to rely on the opinion. Please remove the disclaimer that the opinion is "solely" for the benefit of the registrant and may not be relied upon by the registrant or by any other person, firm, corporation or other entity for any purpose without counsel`s prior written consent.
7. Given counsel`s disclaimer of any obligation to advise of any change of law that occurs, or any facts of which counsel may become aware, after the date of the opinion, please confirm that you will include an updated opinion, dated approximately as of the effective date of the registration statement, in a subsequent pre-effective amendment to your registration statement. Alternatively, remove the limiting language.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Mary Beth Breslin at (202) 942-2914 or me at
(202) 942-7924 with any other questions.


Sincerely,



							David Ritenour
      Special Counsel

cc (via fax):	Joseph A. Barratta, Esq.
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Calypte Biomedical, Inc.
December 21, 2004
Page 1